EXHIBIT 3.1

AMENDMENT TO THE BYLAWS

OF

INTERNATIONAL STAR, INC.

Adopted as of February 22, 2008

Article II, section 1, of the Bylaws of International Star, Inc. (formerly “Mattress Showrooms, Inc.”), is amended in its entirety to read as follows:

The annual meeting of the shareholders of the Corporation shall be held at such place within or without the State of Nevada as shall be designated by the Board of Directors in compliance with these Bylaws.  The annual meeting shall be held between 30 days and 60 days after the filing due date for the annual report on Form 10-K to be filed with the Securities and Exchange Commission or at such other date as designated by the Board of Directors.  If such day is a legal holiday, the meeting shall be on the next business day.  This meeting shall be for the election of Directors and for the transaction of such other business as may properly come before it.  (e.g., The 2008 Annual Meeting will be held in 2009.)